June 30, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		July 27, 2022
Record Date for Voting (if applicable) :		July 27, 2022
Beneficial Ownership Determination Date :		July 27, 2022
Meeting Date :		September 14, 2022
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN

COMMON SHARES	120831102		CA1208311029

Sincerely,

Computershare

Agent for BURCON NUTRASCIENCE CORPORATION